FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2003

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ HIDEKI ISHIDA
Hideki Ishida Managing Executive Officer General Manager of Corporate Finance Division

Date: October 28, 2003

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Consolidated Financial Results for the Six Months Ended September 30, 2003

2.	Notice relating to Restructuring of Crystal Components Related Businesses of Kyocera Group

October 28, 2003

KYOCERA CORPORATION

Consolidated Financial Highlights

Results for the Six Months Ended September 30, 2003

(Yen in millions, except per share amounts, exchange rates and number of employees )
	Six Months Ended September 30,		Increase or Decrease (%)
	2003	2002
Net sales	518,378	517,003	0.3
Profit from operations	22,554	36,947	(39.0)
Income before income taxes	25,127	33,593	(25.2)
Net income	15,754	17,127	(8.0)
Average exchange rates :
US$	118	123	—
Euro	133	117	—
Earnings per share :
Net income
Basic	84.79	91.25	(7.1)
Diluted	84.79	91.21	(7.0)
Capital expenditures	27,458	19,191	43.1
Depreciation	28,933	31,328	(7.6)
R&D expenses	23,804	23,554	1.1
Total assets	1,771,550	1,639,928	—
Stockholders’ equity	1,092,402	1,013,188	—
Sales of products manufactured outside Japan to net sales (%)	33.1	35.0	—
Number of employees at the end of periods	54,740	47,666	—

KYOCERA CORPORATION

The consolidated financial statements are in conformity with accounting principles generally accepted in the United States of America.

Date of the board of directors’ meeting for the interim consolidated results : October 28, 2003

1. Results for the six months ended September 30, 2003:

(1) Consolidated results of operations :

	Japanese yen
	Six months ended September 30,		Year ended March 31,
	2003	2002	2003
Net sales	¥518,378 million	¥517,003 million	¥1,069,770 million
% change from the previous period	0.3%	(0.6)%

Profit from operations	22,554 million	36,947 million	83,388 million
% change from the previous period	(39.0)%	8.2%

Income before income taxes	25,127 million	33,593 million	76,037 million
% change from the previous period	(25.2)%	(5.1)%

Net income	15,754 million	17,127 million	41,165 million
% change from the previous period	(8.0)%	(10.3)%

Earnings per share :
Basic	¥84.79	¥91.25	¥220.91
Diluted	84.79	91.21	220.86

Notes :

1. Equity in earnings of affiliates and unconsolidated subsidiaries :
Six months ended September 30, 2003	¥1,729 million
Six months ended September 30, 2002	¥1,175 million
Year ended March 31, 2003	¥3,092 million

2. Average number of shares outstanding during the period :
Six months ended September 30, 2003	185,802,535 shares
Six months ended September 30, 2002	187,693,727 shares
Year ended March 31, 2003	186,338,368 shares

3. Change in accounting policies :	None

(2) Consolidated financial condition :

	Japanese yen
	September 30,		March 31,
	2003	2002	2003
Total assets	¥1,771,550 million	¥1,639,928 million	¥1,635,014 million
Stockholders’ equity	1,092,402 million	1,013,188 million	1,003,500 million
Stockholders’ equity to total assets	61.7%	61.8%	61.4%
Stockholders’ equity per share	¥5,826.70	¥5,475.85	¥5,425.37

Notes : Total number of shares outstanding as of :
September 30, 2003	187,482,238 shares
September 30, 2002	185,028,442 shares
March 31, 2003	184,964,360 shares

(3) Consolidated cash flows :

Japanese yen
	Six months ended September 30,		Year ended March 31,
	2003	2002	2003
Cash flows from operating activities	¥28,510 million	¥93,542 million	¥160,754 million

Cash flows from investing activities	(5,163) million	(24,797) million	(58,512) million

Cash flows from financing activities	(16,112) million	(63,228) million	(74,662) million

Cash and cash equivalents at end of period	299,160 million	278,098 million	298,310 million

(4) Scope of consolidation and application of the equity method :

Number of consolidated subsidiaries : 158

Number of subsidiaries accounted for by the equity method : 2

Number of affiliates accounted for by the equity method : 15

(5) Changes in scope of consolidation and application of the equity method :

	Consolidation	Equity method
Increase	18	0
Decrease	2	2

2. Forecast for the year ending March 31, 2004 :

Japanese yen
Year ending March 31, 2004
Net sales	¥1,140,000 million
Income before income taxes	79,000 million
Net income	50,000 million

Note:

Forecast of annual earnings per share : ¥269.10

Earnings per share is computed based on Statement of Financial Accounting Standards (SFAS) No.128.

Forecast of annual earnings per share is computed based on the diluted average number of shares outstanding during the six months ended September 30, 2003.

With regard to forecasts set forth above, please refer to the accompanying “Forward Looking Statements” on page 16.

KYOCERA GROUP

Kyocera group consists of Kyocera Corporation, 160 subsidiaries and 15 affiliates.

CUSTOMERS
Domestic
Fine Ceramics Group
KYOCERA SOLAR CORP.
KYOCERA SLC TECHNOLOGIES CORP.
Electronic Device Group
KYOCERA ELCO CORP.
KINSEKI, LTD.
Equipment Group
KYOCERA MITA CORP.
KYOCERA MITA JAPAN CORP.
KYOCERA OPTEC CO., LTD.
Others
<Finance and Leasing>
KYOCERA LEASING CO., LTD.
<Software Development and Sales>
KYOCERA COMMUNICATION SYSTEMS CO., LTD.
<Real Estate Renting>
KYOCERA REALTY DEVELOPMENT CO., LTD.
<Hotel Operation and Maintenance>
HOTEL KYOCERA CO., LTD.
<Insurance and Travel>
KYOCERA INTERNATIONAL CO., LTD.
<Manufacturing and Sales of Electronic Components Materials>
KYOCERA CHEMICAL CO., LTD.,
<Amusement>
TAITO CORP.
Products
Products/ Components
Products/ Components
Leasing
Software Renting
Office Renting
Components
KYOCERA CORPORATION
Renting Lands and Factories
Renting Offices and Factories
Products
Products/ Components
Products
Products
Overseas
Fine Ceramics Group
KYOCERA AMERICA, INC.
KYOCERA INDUSTRIAL CERAMICS CORP.
KYOCERA SOLAR, INC.
KYOCERA TYCOM CORP.
KYOCERA MEXICANA, S.A. DE C.V.
KYOCERA ASIA PACIFIC PTE. LTD.
SHANGHAI KYOCERA ELECTRONICS CO., LTD.
KYOCERA(TIANJIN)SOLAR ENERGY CO., LTD.
KYOCERA PRECISION TOOLS KOREA CO., LTD.
KYOCERA FINECERAMICS GmbH
Electronic Device Group
AVX CORP.
KYOCERA INDUSTRIAL CERAMICS CORP.
KYOCERA ASIA PACIFIC PTE. LTD.
SHANGHAI KYOCERA ELECTRONICS CO., LTD.
P.T. KYOCERA INDONESIA
KYOCERA ELCO KOREA CO., LTD.
KYOCERA ELCO HONG KONG LTD.
KYOCERA FINECERAMICS GmbH
Equipment Group
KYOCERA WIRELESS CORP.
KYOCERA MITA AMERICA, INC.
KYOCERA MITA INDUSTRIAL CO., (H.K.) LTD.
KYOCERA MITA OFFICE EQUIPMENT (DONGGUAN) CO., LTD.
KYOCERA MITA EUROPE B.V.
KYOCERA MITA DEUTSCHLAND GmbH
KYOCERA OPTICS, INC.
KYOCERA YASHICA DO BRASIL INDUSTRIA E COMERCIO LTDA.
KYOCERA ZHENHUA COMMUNICATION EQUIPMENT CO., LTD.
YASHICA HONG KONG CO., LTD.
UNIVERSAL OPTICAL INDUSTRIES, LTD.
DONGGUAN SHILONG KYOCERA OPTICS CO., LTD.
YASHICA KYOCERA GmbH
Others
<Real Estate Renting>
PIAZZA INVESTMENT CO., LTD.
SHANGHAI KYOCERA REALTY DEVELOPMENT CO., LTD.

Note : Others include affiliates that are applied for equity method.

Management Policies

1. Management Goal and Strategies

•	Kyocera Corporation and its subsidiaries (Kyocera) strive to be a “creative company that continues to grow in 21st century.” To achieve this goal, Kyocera promotes “high-value-added diversification in three high growth potential areas – telecommunications and information processing, environmental protection, and quality of life — in accordance with the following criteria and management system.

1) Criteria

“Valuable business” is defined as a business with pre-tax profit ratio of 15% or more. Whether or not to remain in a field is based on a judgment of the existence of an evident need in the relevant markets and the possibility of serving that market need from the current or future attainable technologies.

2) Management System

Our unique management control system allows us to stay abreast of individual businesses with an accurate picture of each, make optimal decisions in a timely manner, and maximize synergies among businesses.

•	The single most important management resource for successful business diversification is technological prowess. Based on this conviction, Kyocera strives to expand (diversify) applications through thorough advancement and specialization of its technical expertise, thereby promptly responding to the variety of market needs brought about by rapid changes in society. We believe this diversification strategy will help us sustainable and stable growth even under difficult business environment.

•	We make full use of external management resources to enhance Group resources such as technological strength, which should help us to lead the competition in both the components and equipment businesses. Through the integration of existing Group resources and external management resources, Kyocera intends to develop new technologies, products and markets before our competitors do, to make Kyocera a global leader in each of the involved markets.

2. Specific Policies

<Efficient Resource Management>

•	Kyocera will demarcate areas for either expansion or reorganization and aggressively invest management resources in high value businesses.

•	Authorization of decision-making will be delegated to each Corporate and Individual Business Division to act as an independent company, in order to speed up management decision-making processes and realize growth in all business segments.

•	A prime emphasis is placed on cash flows, and in particular, boosting returns on invested capital, implementing thorough inventory control and shortening lead-times.

<Emphasizing Consolidated Group Results>

•	Kyocera will increase its profitability of each operating segment on a consolidated basis by strengthening ties between each Corporate Business Division and Business Division and Kyocera Group subsidiaries and affiliates to maximize synergies.

•	Kyocera will employ a global strategy in each business and optimize R&D, production and sales structures.

<Focusing on Stockholder Value>

•	In order to increase stockholder value (market capitalization), Kyocera seeks to generate a higher return on investment to maximize future profits and cash flows.

•	A stock option plan will be extended to senior managers within Kyocera to further increase value by ensuring their interests in agreement with stockholders and investors.

3. Basic Policy on Profit Distribution

•	Since its public offering, Kyocera Corporation (the Company) has endeavored to increase dividends per share in line with improvements in performance. The Company has also boosted share dividends by actively applying free-share distributions and stock splits. In the coming years, the Company will work to further improve earnings per share and cash flow, and on the basis of the results, will share its success in the form of dividends in accordance with holistic judgments.

•	Kyocera’s goal of constantly enhancing profitability will ensure greater returns for stockholders. In order to be a “creative company that continues to grow in the 21st century,’” Kyocera will strive at the same time to be a market leader in the three strategic areas of telecommunications and information processing, environmental protection and quality of life. To support its commitment to invest in its businesses, the Company will retain a high level of internal reserves.

4. Policy Encouraging Individual Share Ownership

•	In February 1997, to make share transactions easier for individuals, the Company revised the number of shares in a minimum trading unit, reducing it from 1,000 to 100 shares. These efforts have proven highly rewarding, as the number of stockholders in the Company as of the end of September 2003 jumped nearly five-fold, from the approximately 18,500 recorded at the time of implementation to 94,788. The Company has not yet formulated any other plans to reduce the size of trading units.

5. Corporate Governance Guidelines and Policy Implementation

<Basic Guidelines on Corporate Governance>

•	Kyocera believes in the importance of a corporate governance system to maximize long-term and sustained stockholder value and profits for all of Kyocera’s stakeholders.

•	The principles and values inherent in this corporate governance system constitute an ethic shared by all Kyocera managers and employees. At the core of Kyocera is the “Kyocera Corporate Philosophy,” and all open and fair operating activities since the Company’s founding have flowed out of the utilization of this universally accepted philosophy.

•	Kyocera has implemented a structure that promotes management transparency and accountability through the “practice of compliance management” and the “advancement of the corporate governance structure.”

<Approaches and Measures to Enhance Corporate Governance>

[Promoting the Kyocera Corporate Philosophy]

•	The Kyocera Management Research Institute was established in March 2002 to educate managers and employees to be skilled managers who exercise sound principles, thus asserting the common goals of the Kyocera Corporate Philosophy, which counsels on right actions as a human being throughout Kyocera. The Company has continued to reinforce its corporate ethics by training managers and employees in its corporate philosophy since November 2002 in order to develop future managers.

[Practicing Compliance Management]

•	In June 2000, the Company formulated the “Kyocera Employee Action Guidelines” concerning daily operations, as one step to ensuring compliance-based management, thereby advocating conformity to these guidelines in all managers and employees.

•	The Company established a Risk Management Department in September 2000 to ensure a deliberate, systematic and sustained approach to compliance management.

•	The Company set up a counseling room in April 2003 where employees can consult on violations or alleged violations of the guidelines.

[Advances in the Corporate Governance System]

•	As a company listed on the New York Stock Exchange, Kyocera has been considering the improvement of the internal control system in accordance with the Sarbanes-Oxley Act, passed in July 2002. Specifically, Kyocera has established the Kyocera Disclosure Committee as a complement to the new system to ensure fair disclosure of information, enhancing management transparency and accountability.

•	In June 2003, the Company introduced an executive officer system, designed to keep strategic decision-making and supervision separate from the management of day-to-day operations, in the hope of establishing a corporate governance system commensurate with a global enterprise and a structure that prompts rapid decision-making in response to changes in the business environment, while further developing management with a view to the future.

[Initiatives for Corporate Governance]

•	The above-mentioned initiatives for reinforcement of corporate governance are illustrated below.

Business Results and Financial Condition

1. Business Results for the Six Months Ended September 30, 2003

1) Economic Situation and Business Environment

•	During the six months ended September 30, 2003 (this first half), the U.S. economy fell short of a full-fledged recovery, despite signs of a turnaround in personal consumption and private sector capital expenditure. The European economy remained generally weak. The Asian economy suffered a temporary decline in production at the beginning of this first half due to Severe Acute Respiratory Syndrome (SARS) in China, but returned to a recovery track after SARS was brought under control. In Japan, the situation was mixed: private capital investment rose, but growth in personal consumption stayed at a low level. The revitalization of the stock market hinted at a bright future for the domestic economy, but the rapid appreciation of the yen since September has aroused concern over its future course.

•	In the electronics industry, the digital home appliance market and notebook PC and other computer equipment market expanded. Demand was sluggish in the mobile phone market due to SARS which caused excess inventory in China at the start of this first half, but the greater popularity of mobile handsets with color LCDs and built-in cameras stimulated demand for new and replacement sets, bringing the market back on track to recovery after the summer.

2) Consolidated Results for the Six Months Ended September 30, 2003

	(Yen in millions, except per share amounts and exchange rates)
	Six Months Ended September 30,		% Change
	2003	2002
Net sales	518,378	517,003	0.3
Profit from operations	22,554	36,947	(39.0)
Income before income taxes	25,127	33,593	(25.2)
Net income	15,754	17,127	(8.0)
Diluted earnings per share	84.79	91.21	(7.0)
Average US$ exchange rate	118	123	—
Average Euro exchange rate	133	117	—

•	Electronic Device Group and Others achieved sales growth, however sales of Equipment Group declined. As a result, net sales of this first half increased slightly compared to the previous first half.

•	Two-month sales of Kinseki, Ltd. (Kinseki) and one-month sales of Kyocera SLC Technologies Corp. (Kyocera SLC Technologies) were newly added, respectively, as well as contributions by Kyocera Chemical Corp. (Kyocera Chemical) to the consolidated results throughout the six months under review.

•	AVX Corporation (AVX), a U.S. subsidiary, wrote down 88 million U.S. dollars (approximately 10.4 billion yen) on its current tantalum material and future inventory of tantalum material based on long-term contracts. Due to this one-time expense and lower profits from sales decline in the Equipment Group, profit from operations, income before income taxes and net income all decreased from the previous first half.

•	The average exchange rate during this first half was 118 yen to the U.S. dollar and 133 yen to the Euro. This represented an appreciation of the yen against the U.S. dollar but a depreciation against the Euro compared to the previous first half. In terms of sales, the effects of the yen’s appreciation against the dollar outweighed the positive impact of the weak yen against the Euro. Accordingly, net sales after translation into the yen had a negative impact of approximately 7.5 billion yen on a year-on-year basis. Conversely, the positive effects of the weak yen against the Euro compensated for the strong yen against the dollar, and as a result, income before income taxes had a positive impact of approximately 3.3 billion yen.

3) Items to be Reported

•	The following strategic decisions were made during this first half under review in order to tap into the potential of the crystal components and organic circuit board businesses.

(1)	Effective August 1, 2003, Kinseki was made a wholly-owned subsidiary of the Company through a stock swap. To integrate Kyocera’s management resources efficiently, it was decided to transfer the Company’s crystal components development and production to Kinseki and to integrate Kinseki’s salesforce with the Company’s Electronic Device Group in April 2004.

(2)	Pursuant to the agreement reached with IBM Corporation and IBM Japan Ltd. to take over the surface laminar circuitry (SLC) business of IBM Japan Ltd., located at its Yasu site, Kyocera established a new subsidiary, Kyocera SLC Technologies, which started operations on September 1, 2003.

•	With respect to a dispute between the Company, LaPine Technology Corporation (LTC) and Prudential-Bache Trade Corporation (PBTC) (presently renamed Prudential-Bache Trade Services, Inc.) concerning the validity of an agreement in connection with the reorganization of LTC and alleged breach of such agreement by the Company, on July 23, 2002, the Ninth Circuit Court of Appeals issued a decision ordering the Company to pay approximately 453 million U.S. dollars, including interest and attorneys’ fees. Upon such decision, the Company filed a Petition for Rehearing and Rehearing En Banc, and the Ninth Circuit Court of Appeals entered an order in December 2002 granting the Company’s petition for en banc review. A decision was made by an en banc panel with respect to the rehearing of this case on August 29. In this decision, the Court of Appeals denied judicial examination of the arbitration award rendered pursuant to a contract between private parties and thereby vacated its decision in 1997 affirming judicial examination of such award. The Court then affirmed the arbitration award rendered in 1994 and the decision of the District Court affirming such arbitration award, without opining on the merits. The Company is investigating the possibility of appealing the decision to the Federal Supreme Court.

4) Operating Segments

	(Yen in millions)
	Six Months Ended September 30,		% Change
	2003	2002
Net sales	518,378	517,003	0.3
Fine Ceramics Group	119,399	119,077	0.3
Electronic Device Group	119,787	115,491	3.7
Equipment Group	241,372	250,862	(3.8)
Others	46,181	37,785	22.2
Adjustments and eliminations	(8,361)	(6,212)	—

Operating profit	20,009	34,689	(42.3)
Fine Ceramics Group	11,322	8,471	33.7
Electronic Device Group	(6,392)	5,974	—
Equipment Group	10,274	17,028	(39.7)
Others	4,805	3,216	49.4

<Fine Ceramics Group>

•	Sales of semiconductor parts fell, but demand was brisk for fine ceramic parts, including parts for LCD fabrication equipment and sapphire substrates for LCD projectors. Sales of consumer-related products, such as solar energy products and cutting tools, also increased strongly.

•	Operating profit for this segment improved due to improved productivity through cost reduction efforts, as well as increased sales of fine ceramic parts and consumer-related products.

<Electronic Device Group>

•	Prices for ceramic capacitors and timing devices continued to drop, but components demand for mobile handsets recovered after SARS was brought under control. Demand for connectors and thin-film products performed briskly, and Kinseki started to contribute to consolidated results since August 2003.

•	AVX posted a one-time expense associated with the write-down of its current and future inventories of tantalum material based on long-term contracts. As a result, operating profit for this segment declined compared with the previous first half. Including AVX, Kyocera plans to design a new organizational setup to maximize the Group synergies in the development, production and sales of passive components.

<Equipment Group>

•	Although sales of telecommunications equipment and optical instruments declined, information equipment sales advanced due to brisk sales of mid- and high-speed digital, computer-networkable, multi-functional peripherals and the high market reliability of the products.

•	Operating profit of telecommunications equipment and optical instruments decreased on a year-on-year basis. Information equipment, however, achieved a healthy growth in operating profit, due to sales increase and the positive impact of change in product mix such as increased portion of high- value-added products.

<Others>

•	With improved sales and profitability for Kyocera Communication Systems Co., Ltd. (KCCS) and the contribution of Kyocera Chemical to consolidated results since the start of this fiscal year, sales and profits grew for this segment.

5) Orders and Production

	(Yen in millions)
	Six Months Ended September 30,		% Change
	2003	2002
Orders	582,217	546,167	6.6
Fine Ceramics Group	128,674	117,830	9.2
Electronic Device Group	127,146	119,615	6.3
Equipment Group	284,659	271,649	4.8
Others	49,340	42,322	16.6
Adjustments and eliminations	(7,602)	(5,249)	—

Production	530,178	513,328	3.3
Fine Ceramics Group	114,178	110,051	3.8
Electronic Device Group	132,954	130,032	2.2
Equipment Group	254,400	254,522	(0.0)
Others	28,646	18,723	53.0

•	See “4) Operating Segments “ for descriptions of orders and production by operating segments.

6) Geographic Segments

	(Yen in millions)
	Six Months Ended September 30,		% Change
	2003	2002
Net Sales	518,378	517,003	0.3
Japan	211,276	194,708	8.5
United States	114,335	150,977	(24.3)
Asia excluding Japan	90,122	80,685	11.7
Europe	73,472	68,161	7.8
Others	29,173	22,472	29.8

<Japan>

The fine ceramics parts and telecommunications equipment businesses achieved sales growth.

<United States>

Telecommunications equipment sales mainly declined.

<Asia excluding Japan>

Sales of telecommunications equipment, electronic devices and semiconductor parts grew.

<Europe>

Information equipment and applied ceramic products such as solar generating systems achieved growth in sales.

2. Financial Condition

Consolidated Cash Flow

Cash and cash equivalents at September 30, 2003 increased by ¥850 million to ¥299,160 million compared with at March 31, 2003.

	(Yen in millions)
	Six Months Ended September 30,		Changes in Amount
	2003	2002
Cash flow from operating activities	28,510	93,542	(65,032)
Cash flow from investment activities	(5,163)	(24,797)	19,634
Cash flow from financing activities	(16,112)	(63,228)	47,116
Effect of exchange rate changes on cash and cash equivalent	(6,385)	(8,318)	1,933
Net increase (decrease) in cash and cash equivalent	850	(2,801)	3,651
Cash and cash equivalent at beginning of period	298,310	280,899	17,411
Cash and cash equivalent at end of period	299,160	278,098	21,062

<Cash flow from operating activities>

Net cash provided by operating activities for this first half decreased by ¥65,032 million to ¥28,510 million from the previous first half of ¥93,542 million. This was due to an increase in inventories mainly in Equipment Group for this second half sale, and in addition, losses on inventories which did not involve cash disbursement. Net income decreased by ¥1,373 million compared with the previous first half.

<Cash flow from investment activities>

Net cash used in investing activities for this first half decreased by ¥19,634 million to ¥5,163 million from the previous first half of ¥24,797 million. This was due to an increase in proceeds from maturities of securities while purchases of securities were on the same level.

<Cash flow from financing activities>

Net cash used in financing activities for this first half decreased by ¥47,116 million to ¥16,112 million from the previous first half of ¥63,228 million. This was due mainly to an increase in short-term borrowings and a decrease in purchase of treasury stock.

3. Consolidated Capital Expenditures and Depreciation

	(Yen in millions)
	Six Months Ended September 30,		% Change
	2003	2002
Capital expenditures	27,458	19,191	43.1
(% to net sales)	5.3%	3.7%	—

Depreciation expenses	28,933	31,328	(7.6)
(% to net sales)	5.6%	6.1%	—

•	In the Electronic Device Group, new facilities were established to start up the micro device business.

4. Non-Consolidated Results for the Six Months Ended September 30, 2003

	(Yen in millions)
	Six Months Ended September 30,		% Change
	2003	2002
Net sales	237,808	227,798	4.4
Profit from operations	17,572	14,936	17.6
Recurring profit	26,176	14,956	75.0
Net income	16,159	9,291	73.9

Business Outlook for the Year Ending March 31, 2004 and Future Business Strategies

1. Consolidated Financial Forecasts

	(Yen in millions, except per share amounts and exchange rates)
	March 31, 2004 (Forecast)	March 31, 2003 (Result)	% Change
Net sales	1,140,000	1,069,770	6.6
Profit from operations	75,000	83,388	(10.1)
Income before income taxes	79,000	76,037	3.9
Net income	50,000	41,165	21.5
Diluted earnings per share	269.10	220.86	21.8
Average US$ exchange rate	114	122	—
Average Euro exchange rate	130	121	—

•	Growth of the U.S. economy is expected to slow in the second half of the fiscal year ending March 31, 2004, due to the unwinding of the effects of tax cuts and a deterioration in the labor market, despite continuation of the low interest rate policy. The European economy is projected to remain generally weak. The outlook for the Japanese economy is still uncertain, as further appreciation of the yen risks having a negative effect on corporate earnings and consumer spending, despite a mild expansion of private-sector capital expenditures.

•	That said, production in the electronics industry looks set for a recovery path, as demand is likely to remain strong for computer equipment, digital home appliances, and mobile handsets incorporating color LCD displays and built-in cameras.

•	Kyocera is expecting the appreciation of the yen against the U.S. dollar and the Euro to continue in this second half, and, therefore, assumes an average exchange rate of 109 yen to the U.S. dollar and 126 yen to the Euro during this second half, and 114 yen to the U.S. dollar and 130 yen to the Euro for the year ending March 31, 2004. Accordingly, the appreciation of the yen against both currencies is projected to produce a negative impact on net sales and income before income taxes of approximately 43.1 billion yen and 3.9 billion yen, respectively.

•	Kyocera intends to introduce new products which had been developed, particularly in the Equipment Group, with a view to boosting both sales and profit.

•	Through the pursuit of synergies between Kinseki, Kyocera SLC Technologies and existing businesses, Kyocera strives to strengthen its competitiveness in each business sphere.

•	Kyocera is intent on improving profitability by expediting a structural reform of its management designed to create the optimal development, production and sales business structures.

2. Financial Forecast by Segment Operations and Future Business Strategies

	(Yen in millions)
	March 31, 2004 (Forecast)	March 31, 2003 (Result)	% Change
Net sales	1,140,000	1,069,770	6.6
Fine Ceramics Group	255,000	238,867	6.8
Electronic Device Group	251,000	227,962	10.1
Equipment Group	553,000	529,784	4.4
Others	99,000	86,214	14.8
Adjustments and eliminations	(18,000)	(13,057)	—

Profit from operations	72,200	77,877	(7.3)
Fine Ceramics Group	28,100	18,797	49.5
Electronic Device Group	2,800	11,816	(76.3)
Equipment Group	30,500	40,020	(23.8)
Others	10,800	7,244	49.1

<Fine Ceramics Group>

•	Kyocera plans to further expand sales of ceramic packages for CCD and CMOS image devices to meet demand for mobile handsets with built-in cameras.

•	Kyocera anticipates strong sales of fine ceramic parts for LCD fabrication equipment and sapphire substrates for LCD projectors, in both of which we command a high market share.

•	Kyocera will develop, design, manufacture and market chip carriers for semiconductors and high-density printed circuit boards at Kyocera SLC Technologies, thereby maximizing Group synergies.

•	Kyocera will start producing modules for solar energy products in China to take advantage of the surging demand, expanding the business as we establish a global production setup.

<Electronic Device Group>

•	Kyocera plans to increase its market share of the market in this segment by expanding sales of high-capacitance ceramic capacitors for network infrastructure equipment and miniature timing devices for digital home appliances, and by developing high frequency modules for next-generation telecommunications terminals and automobiles.

•	Kyocera also plans to design a new organizational setup to maximize the Group synergies in the development, production and sales of passive components.

<Equipment Group>

•	In the telecommunications equipment business, Kyocera is working to ramp up mobile handset production in Mexico, which started during this first half. This will give us a competitive edge in the price of handsets in North America, and shore up global development and production control arrangements. Kyocera will supply handsets and base stations for the CDMA2000 1X-EVDO service, which is scheduled to start in Japan this fall, to further increase earnings.

•	Kyocera plans to increase sales by bringing to market new PHS products developed during this first half.

•	In the information equipment business, Kyocera is striving to increase sales through new introductions. Concretely, we plan to expand sales of color tandem printers, monochrome printers with an improved competitive edge, and digital multi-functional peripherals (MFPs) that include low-speed models. Standardization of engines and parts for the printers and digital MFPs will allow us to reduce production costs and improve price competitiveness.

•	In the optical instruments business, Kyocera plans to increase sales and profits by expanding our digital camera lines and increasing orders for optical modules for mobile handset with built-in camera.

<Others>

•	Kyocera Chemical plans to expand sales of environmentally-friendly materials, addressing the growing need for these in the market, and to create Group synergies with organic material parts and electronic components business.

•	KCCS is focused on expanding its content distribution services for mobile phone users in Japan and Southeast Asia, and the IT solutions business, including network services for the “ubiquitous era,” security systems and system integration services.

3. Financial Forecast (Non-Consolidated)

	(Yen in millions)
	March 31, 2004 (Forecast)	March 31, 2003 (Result)	% Change
Net sales	510,000	482,834	5.6
Profit from operations	38,000	42,407	(10.4)
Recurring profit	56,500	54,685	3.3
Net income	38,000	27,923	36.1

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe and Asia, including in particular China; changes in exchange rates, particularly between the yen and the U.S. dollar and Euro, respectively, in which we make significant sales; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic devices; and the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	September 30, 2003		March 31, 2003		September 30, 2002
	Amount	%	Amount	%	Amount	%
Current assets :
Cash and cash equivalents	¥299,160		¥298,310		¥278,098
Restricted cash	54,121		56,368		57,505
Short-term investments	10,321		14,651		14,200
Trade notes receivable	30,753		35,446		30,354
Trade accounts receivable	179,047		179,750		184,082
Short-term finance receivables	71,195		31,254		37,185
Less allowances for doubtful accounts and sales returns	(7,399)		(7,703)		(10,066)
Inventories	192,600		183,156		188,967
Deferred income taxes	52,469		52,136		52,969
Other current assets	28,536		19,054		18,496

Total current assets	910,803	51.4	862,422	52.7	851,790	51.9

Non-current assets :
Investments in and advances to affiliates and unconsolidated subsidiaries	21,387		24,398		28,106
Securities and other investments	425,733		308,137		319,245

Total investments and advances	447,120	25.2	332,535	20.3	347,351	21.2
Long-term finance receivables	90,034	5.1	125,728	7.7	116,151	7.1

Property, plant and equipment, at cost :
Land	55,625		53,973		53,540
Buildings	214,532		203,387		201,360
Machinery and equipment	616,865		587,076		584,233
Construction in progress	6,723		5,483		8,415
Less accumulated depreciation	(636,732)		(600,414)		(583,546)

	257,013	14.5	249,505	15.3	264,002	16.1
Goodwill	24,587	1.4	25,703	1.6	25,966	1.6
Intangible assets	17,076	1.0	15,068	0.9	19,263	1.2
Other assets	24,917	1.4	24,053	1.5	15,405	0.9

Total non-current assets	860,747	48.6	772,592	47.3	788,138	48.1

Total assets	¥1,771,550	100.0	¥1,635,014	100.0	¥1,639,928	100.0

Note 1:	Restricted cash represents the amount of time deposit to a financial institution in order to reduce the cost for the issuance of letter of credit in connection with a legal proceeding.

Note 2:	Effective April 1, 2002, Kyocera adopted SFAS No.142, “Goodwill and Other Intangible Assets.” According to this standard, we separately disclose the intangible assets formerly included in the other assets.

	Yen in millions
	September 30, 2003		March 31, 2003		September 30, 2002
	Amount	%	Amount	%	Amount	%
Current liabilities :
Short-term borrowings	¥115,408		¥107,886		¥107,357
Current portion of long-term debt	55,258		30,198		21,300
Trade notes and accounts payable	98,875		98,105		92,674
Other notes and accounts payable	33,065		28,428		25,428
Accrued payroll and bonus	33,633		33,059		33,317
Accrued income taxes	19,753		28,060		17,051
Accrued litigation expenses	39,495		41,862		48,191
Other accrued liabilities	25,058		23,387		27,443
Other current liabilities	13,422		14,589		14,104

Total current liabilities	433,967	24.5	405,574	24.8	386,865	23.6

Non-current liabilities :
Long-term debt	27,117		60,736		75,078
Accrued pension and severance costs	78,685		74,906		59,962
Deferred income taxes	77,267		22,879		35,248
Other non-current liabilities	7,055		5,859		5,352

Total non-current liabilities	190,124	10.7	164,380	10.0	175,640	10.7

Total liabilities	624,091	35.2	569,954	34.8	562,505	34.3

Minority interests in subsidiaries	55,057	3.1	61,560	3.8	64,235	3.9

Stockholders’ equity :
Common stock	115,703		115,703		115,703
Additional paid-in capital	162,068		167,675		167,609
Retained earnings	838,555		828,350		809,863
Accumulated other comprehensive income	7,443		(56,194)		(28,423)
Common stock in treasury, at cost	(31,367)		(52,034)		(51,564)

Total stockholders’ equity	1,092,402	61.7	1,003,500	61.4	1,013,188	61.8

Total liabilities, minority interests and stockholders’ equity	¥1,771,550	100.0	¥1,635,014	100.0	¥1,639,928	100.0

Note 3: Accumulated other comprehensive income is as follows:

	Yen in millions
	September 30, 2003	March 31, 2003	September 30, 2002
Net unrealized gains (losses) on securities	¥48,024	¥(29,955)	¥(18,014)
Net unrealized losses on derivative financial instruments	¥(203)	¥(331)	¥(422)
Minimum pension liability adjustments	¥(10,931)	¥(10,931)	—
Foreign currency translation adjustments	¥(29,447)	¥(14,977)	¥(9,987)

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions
	Six months ended September 30,				Increase (Decrease)	Year ended March 31,
	2003		2002			2003
	Amount	%	Amount	%	%	Amount	%
Net sales	¥518,378	100.0	¥517,003	100.0	0.3	¥1,069,770	100.0

Cost of sales	397,654	76.7	391,425	75.7	1.6	796,258	74.4

Gross profit	120,724	23.3	125,578	24.3	(3.9)	273,512	25.6

Selling, general and administrative expenses	98,170	18.9	88,631	17.2	10.8	190,124	17.8

Profit from operations	22,554	4.4	36,947	7.1	(39.0)	83,388	7.8
Other income and expenses :

Interest and dividend income	2,419	0.4	2,740	0.5	(11.7)	5,194	0.5

Interest expense	(701)	(0.1)	(763)	(0.1)	—	(1,432)	(0.1)

Foreign currency transaction losses, net	(1,621)	(0.3)	(6,326)	(1.2)	—	(5,405)	(0.5)

Equity in earnings of affiliates and unconsolidated subsidiaries	1,729	0.3	1,175	0.2	47.1	3,092	0.3

Loss on devaluation of investment in an affiliate	—	—	—	—	—	(5,159)	(0.5)

Losses on devaluation of investment securities	(105)	0.0	(347)	(0.1)	—	(2,883)	(0.3)

Other, net	852	0.1	167	0.1	410.2	(758)	(0.1)

Total other income and expenses	2,573	0.4	(3,354)	(0.6)	—	(7,351)	(0.7)

Income before income taxes, minority interests and cumulative effect of change in accounting principle	25,127	4.8	33,593	6.5	(25.2)	76,037	7.1

Income taxes	12,749	2.4	14,080	2.7	(9.5)	32,780	3.1

Income before minority interests and cumulative effect of change in accounting principle	12,378	2.4	19,513	3.8	(36.6)	43,257	4.0

Minority interests	3,376	0.7	(130)	(0.1)	—	164	0.1

Income before cumulative effect of change in accounting principle	15,754	3.0	19,383	3.7	(18.7)	43,421	4.1
Cumulative effect of change in accounting principle – net of taxes	—	—	(2,256)	(0.4)	—	(2,256)	(0.3)

Net income	¥15,754	3.0	¥17,127	3.3	(8.0)	¥41,165	3.8

Earnings per share:
Income before cumulative effect of change in accounting principle :
Basic	¥84.79		¥103.27			¥233.02
Diluted	¥84.79		¥103.22			¥232.97
Net income:
Basic	¥84.79		¥91.25			¥220.91
Diluted	¥84.79		¥91.21			¥220.86
Weighted average number of shares of common stock outstanding (shares in thousands) :
Basic	185,803		187,694			186,338
Diluted	185,803		187,780			186,382

Notes:

1.	The Company applies SFAS No.130, “Financial Reporting of Comprehensive Income.” Based on this standard, comprehensive income for the six months ended September 30, 2003 and 2002 was an increase of 79,391 million yen and an increase of 11,454 million yen, respectively.
2.	Earnings per share amounts were computed based on SFAS No.128, “Earnings per Share.” Under SFAS No.128, basic earnings per share was computed based on the average number of shares of common stock outstanding during each period and diluted earnings per share assumed the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.
3.	Effective April 1, 2002, Kyocera adopted SFAS No.142, “Goodwill and Other Intangible Assets.” Upon the adoption of this standard, Kyocera recognized a cumulative effect of this change in accounting principle, net of tax. The losses of 2,256 million yen were recorded in the result for the six months ended September 30, 2002.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	(Yen in millions and shares in thousands)
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Comprehensive income
Balance, March 31, 2002 (189,042)	¥115,703	¥158,228	¥798,407	¥(22,750)	¥(10,110)

Net income for the year			41,165			¥41,165
Accumulated other comprehensive income				(33,444)		(33,444)

Total comprehensive income for the year						¥7,721

Stock issuance for acquisition of a subsidiary (991)		9,381
Cash dividends			(11,222)
Purchase of treasury stock (5,080)					(42,015)
Reissuance of treasury stock (11)		0			91
Stock option plan of a subsidiary		66

Balance, March 31, 2003 (184,964)	115,703	167,675	828,350	(56,194)	(52,034)

Net income for the first half			15,754			¥15,754
Accumulated other comprehensive income				63,637		63,637

Total comprehensive income for the first half						¥79,391

Cash dividends			(5,549)
Purchase of treasury stock (11)					(72)
Allocation of treasury stock for stock swap (2,529)		(5,607)			20,739

Balance, September 30, 2003 (187,482)	¥115,703	¥162,068	¥838,555	¥7,443	¥(31,367)

	(Yen in millions and shares in thousands)
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Comprehensive income
Balance, March 31, 2002 (189,042)	¥115,703	¥158,228	¥798,407	¥(22,750)	¥(10,110)

Net income for the first half			17,127			¥17,127
Accumulated other comprehensive income				(5,673)		(5,673)

Total comprehensive income for the first half						¥11,454

Stock issuance for acquisition of a subsidiary (991)		9,381
Cash dividends			(5,671)
Purchase of treasury stock (5,016)					(41,540)
Reissuance of treasury stock (11)		0			86

Balance, September 30, 2002 (185,028)	¥115,703	¥167,609	¥809,863	¥(28,423)	¥(51,564)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2003	2002	2003
Cash flows from operating activities:
Net income	¥15,754	¥17,127	¥41,165
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	33,667	35,133	75,320
Losses on inventories	9,338	3,384	6,966
Loss on devaluation of investment in an affiliate	—	—	5,159
Cumulative effect of change in accounting principle	—	2,256	2,256
Foreign currency adjustments	1,308	6,052	5,139
Decrease (increase) in receivables	2,295	4,964	(948)
(Increase) decrease in inventories	(22,059)	10,288	11,067
(Increase) decrease in other current assets	(4,815)	1,421	1,128
Increase in notes and accounts payable	5,627	8,459	13,247
Other, net	(12,605)	4,458	255

Net cash provided by operating activities	28,510	93,542	160,754

Cash flows from investing activities :
Payments for purchases of securities	(22,632)	(22,312)	(52,244)
Payments for purchases of investments and advances	(606)	(542)	(1,035)
Sales and maturities of securities	42,358	17,460	34,350
Payments for purchases of property, plant and equipment, and intangible assets	(29,128)	(23,945)	(47,101)
Proceeds from sales of property, plant and equipment, and intangible assets	1,123	977	3,122
Acquisitions of businesses, net of cash acquired	5,135	4,058	4,058
Restricted cash	(1,994)	(1,476)	(1,477)
Other, net	581	983	1,815

Net cash used in investing activities	(5,163)	(24,797)	(58,512)

Cash flows from financing activities :
Increase (decrease) in short-term debt	6,701	(3,898)	(3,475)
Proceeds from issuance of long-term debt	1,168	894	1,568
Payments of long-term debt	(18,361)	(13,241)	(19,152)
Dividends paid	(6,114)	(6,269)	(12,382)
Purchase of treasury stock	(49)	(41,535)	(42,010)
Other, net	543	821	789

Net cash used in financing activities	(16,112)	(63,228)	(74,662)

Effect of exchange rate changes on cash and cash equivalents	(6,385)	(8,318)	(10,169)

Net increase (decrease) in cash and cash equivalents	850	(2,801)	17,411
Cash and cash equivalents at beginning of period	298,310	280,899	280,899

Cash and cash equivalents at end of period	¥299,160	¥278,098	¥298,310

SUPPLEMENTAL CASH FLOW INFORMATION

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2003	2002	2003
Cash paid during the period for :
Interest	¥1,632	¥1,755	¥3,230
Income taxes	26,699	19,312	32,012

Acquisitions of businesses :
Fair value of assets acquired	¥47,510	¥32,015	¥32,015
Fair value of liabilities assumed	(19,086)	(22,584)	(22,584)
Investments accounted for by the equity method	(4,600)	—	—
Stock issuance for acquisition	(15,132)	(9,381)	(9,381)
Cash acquired	(13,827)	(4,108)	(4,108)

	¥(5,135)	¥(4,058)	¥(4,058)

SEGMENT INFORMATION

1. Operating segments :	Yen in millions
	Six months ended September 30,		Increase (Decrease)	Year ended March 31,
	2003	2002		2003
	Amount	Amount	%	Amount
Net sales:
Fine Ceramics Group	¥119,399	¥119,077	0.3	¥238,867
Electronic Device Group	119,787	115,491	3.7	227,962
Equipment Group	241,372	250,862	(3.8)	529,784
Others	46,181	37,785	22.2	86,214
Adjustments and eliminations	(8,361)	(6,212)	—	(13,057)

	¥518,378	¥517,003	0.3	¥1,069,770

Operating profit :
Fine Ceramics Group	¥11,322	¥8,471	33.7	¥18,797
Electronic Device Group	(6,392)	5,974	—	11,816
Equipment Group	10,274	17,028	(39.7)	40,020
Others	4,805	3,216	49.4	7,244

	20,009	34,689	(42.3)	77,877

Corporate	2,960	(2,467)	—	(5,382)
Equity in earnings of affiliates and unconsolidated subsidiaries	1,729	1,175	47.1	3,092
Adjustments and eliminations	429	196	118.9	450

Income before income taxes	¥25,127	¥33,593	(25.2)	¥76,037

Depreciation and amortization :
Fine Ceramics Group	¥7,775	¥9,044	(14.0)	¥18,337
Electronic Device Group	11,293	12,533	(9.9)	25,870
Equipment Group	10,979	10,359	6.0	24,445
Others	2,301	1,779	29.3	4,158
Corporate	1,319	1,418	(7.0)	2,510

	¥33,667	¥35,133	(4.2)	¥75,320

Capital expenditures :
Fine Ceramics Group	¥5,827	¥4,069	43.2	¥8,095
Electronic Device Group	9,111	6,391	42.6	13,501
Equipment Group	9,004	6,673	34.9	13,311
Others	530	1,078	(50.8)	4,115
Corporate	2,986	980	204.7	1,592

	¥27,458	¥19,191	43.1	¥40,614

2. Geographic segments (Sales and operating profit by geographic area)

	Yen in millions
	Six months ended September 30,		Increase (Decrease)	Year ended March 31,
	2003	2002		2003
	Amount	Amount	%	Amount
Net sales:
Japan	¥240,051	¥226,298	6.1	¥489,408
Intra-group sales and transfer between geographic areas	134,338	124,214	8.2	244,316

	374,389	350,512	6.8	733,724

United States of America	135,540	161,276	(16.0)	307,298
Intra-group sales and transfer between geographic areas	11,590	11,498	0.8	23,415

	147,130	172,774	(14.8)	330,713

Asia	58,985	49,543	19.1	107,857
Intra-group sales and transfer between geographic areas	46,484	38,866	19.6	74,419

	105,469	88,409	19.3	182,276

Europe	74,962	72,979	2.7	151,525
Intra-group sales and transfer between geographic areas	15,868	15,085	5.2	29,666

	90,830	88,064	3.1	181,191

Others	8,840	6,907	28.0	13,682
Intra-group sales and transfer between geographic areas	3,494	4,266	(18.1)	8,269

	12,334	11,173	10.4	21,951

Adjustments and eliminations	(211,774)	(193,929)	—	(380,085)

	¥518,378	¥517,003	0.3	¥1,069,770

Operating profit:
Japan	¥39,424	¥30,145	30.8	¥75,384
United States of America	(4,694)	4,640	—	4,189
Asia	3,094	5,668	(45.4)	10,368
Europe	(14,296)	(4,268)	—	(9,595)
Others	416	356	16.9	842

	23,944	36,541	(34.5)	81,188
Adjustments and eliminations	(3,506)	(1,656)	—	(2,861)

	20,438	34,885	(41.4)	78,327
Corporate	2,960	(2,467)	—	(5,382)
Equity in earnings of affiliates and unconsolidated subsidiaries	1,729	1,175	47.1	3,092

Income before income taxes	¥25,127	¥33,593	(25.2)	¥76,037

3. Geographic segments (Sales by region) :

	Yen in millions
	Six months ended September 30,				Increase (Decrease)		Year ended March 31,
	2003		2002				2003
	Amount	%	Amount	%	Amount	%	Amount	%

Japan	¥211,276	40.8	¥194,708	37.7	¥16,568	8.5	¥423,190	39.6

United States of America	114,335	22.0	150,977	29.2	(36,642)	(24.3)	264,755	24.7

Asia	90,122	17.4	80,685	15.6	9,437	11.7	178,384	16.7

Europe	73,472	14.2	68,161	13.2	5,311	7.8	144,293	13.5

Others	29,173	5.6	22,472	4.3	6,701	29.8	59,148	5.5

Net sales	¥518,378	100.0	¥517,003	100.0	¥1,375	0.3	¥1,069,770	100.0

Sales outside Japan	¥307,102		¥322,295		¥(15,193)	(4.7)	¥646,580

Sales outside Japan ratio to net sales	59.2%		62.3%				60.4%

INVESTMENTS IN DEBT AND EQUITY SECURITIES

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of tax. Held-to-maturity securities are recorded at amortized cost. Investments in debt and equity securities as of September 30, 2003, March 31, 2003 and September 30, 2002, included in short-term investments (current assets) and in securities and other investments (non-current assets) are summarized as follows :

	Yen in millions
	September 30, 2003				March 31, 2003
	Cost	Aggregate fair values	Gross unrealized gains	Gross unrealized losses	Cost	Aggregate fair values	Gross unrealized gains	Gross unrealized losses
Available-for-sale securities :
Corporate debt securities	¥28,622	¥28,541	¥22	¥103	¥29,754	¥29,610	¥6	¥150
Other debt securities	34,168	30,748	36	3,456	36,927	32,566	4	4,365
Equity securities	261,639	345,915	84,560	284	259,942	212,902	2,671	49,711

Total available-for-sale securities	324,429	405,204	84,618	3,843	326,623	275,078	2,681	54,226

Held-to-maturity securities :
Corporate debt securities	4,660	4,655	—	5	19,240	19,190	0	50
Other debt securities	22,389	22,448	59	—	25,276	25,327	51	0

Total held-to-maturity securities	27,049	27,103	59	5	44,516	44,517	51	50

Total investments in debt and equity securities	¥351,478	¥432,307	¥84,677	¥3,848	¥371,139	¥319,595	¥2,732	¥54,276

	September 30, 2002
	Cost	Aggregate fair values	Gross unrealized gains	Gross unrealized losses
Available-for-sale securities :
Corporate debt securities	¥22,725	¥22,447	¥14	¥292
Other debt securities	24,056	20,044	4	4,016
Equity securities	262,183	235,492	5,227	31,918

Total available-for-sale securities	308,964	277,983	5,245	36,226

Held-to-maturity securities :
Corporate debt securities	23,340	23,141	1	200
Other debt securities	28,987	29,210	223	—

Total held-to-maturity securities	52,327	52,351	224	200

Total investments in debt and equity securities	¥361,291	¥330,334	¥5,469	¥36,426

Note:	Cost represents amortized cost for debt securities and acquisition cost for equity securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

DERIVATIVE FINANCIAL INSTRUMENTS

The aggregate contract amounts and fair value of derivative financial instruments are as follows:

(Negative figures in fair value represents valuation loss.)

	Yen in millions
	September 30, 2003		March 31, 2003
	Contract Amount	Fair Value	Contract Amount	Fair Value
Currency swaps	¥587	¥34	¥587	¥(10)
Foreign currency forward contracts to sell	76,106	2,567	63,074	(1,142)
Foreign currency forward contracts to buy	10,270	(435)	7,289	108
Interest swaps	86,246	(1,467)	93,870	(2,243)

	Yen in millions
	September 30, 2002
	Contract Amount	Fair Value
Currency swaps	¥669	¥58
Foreign currency forward contracts to sell	70,194	(885)
Foreign currency forward contracts to buy	7,066	85
Interest swaps	99,069	(2,329)

Note : The fair value was estimated based on quotes from financial institutions.

BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of consolidation and application of the equity method :

Major consolidated subsidiaries :

AVX CORPORATION
KYOCERA WIRELESS CORP.
KYOCERA MITA CORPORATION
KYOCERA ELCO CORPORATION

Major affiliates accounted for by the equity method :

TAITO CORPORATION

2. Changes in scope of consolidation and application of the equity method :

Consolidation

(Increase) Established : 8	KYOCERA SLC TECHNOLOGIES CORP. and others

Acquired : 10	KINSEKI, LTD., and others

(Decrease) Liquidated : 2	PRECISION CARBIDE TOOL CO., INC and other

Equity method

(Increase) None

(Decrease) Moved to consolidation : 1 KINSEKI, LTD.

Liquidated : 1 SANGA FOODS CO., LTD.

3. Employee benefits plan

Kyocera adopts SFAS No. 87 for the calculation of employee benefits plan.

Employees of the Company and its certain domestic subsidiaries are covered by the Kyocera Employee Pension Fund (EPF), which was established pursuant to the Japanese Welfare Pension Insurance Law (JWPIL). Benefits under the EPF generally are based on the current rate of base salary, employee’s position length of service and conditions under which the termination occurs. In accordance with the JWPIL, a portion of the government’s social security program, under which the employer and employee contribute an equal amount, is contracted out to the Company and its certain domestic subsidiaries (“contracted-out-portion). The Company and its certain domestic subsidiaries adds to it their own non-contributory pension plan (“corporate portion”). Employees of some overseas subsidiaries of the Company are covered by non-contributory defined benefit pension plans.

(Supplemental information)

As a result of enactment of the “Defined Contribution Corporate Pension Plan Law”, the Company and its certain domestic subsidiaries were approved by the Ministry of the Health, Labor and Welfare for the exemption from the obligation for benefits related to future employee service under the substitutional portion in the previous fiscal year.

Gain related to this transfer process shall be recognized upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets. As the dates of the completion have not been decided yet, such gain is not reflected in the consolidated and non-consolidated financial forecasts of the Company relating to the fiscal year ending March 2004 in this Form 6-K.

For your information, given that the transfer is completed by March 31, 2004, the Company estimates special gain of approximately 31.3 billion yen on non-consolidated basis under accounting principles generally accepted in Japan and approximately 15.7 billion yen on a consolidated basis in accordance with accounting principles generally accepted in the United States of America. Actual result could differ from these estimations.

The interim non-consolidated financial statements are in conformity with accounting principles generally accepted in Japan.

Date of the board of directors’ meeting for the interim results : October 28, 2003

Payment date of interim dividends: December 5, 2003

1. Results for the six months ended September 30, 2003 :

(1) Results of operations :

	Japanese yen
	Six months ended September 30,		Year ended March 31,
	2003	2002	2003
Net sales	¥237,808 million	¥227,798 million	¥482,834 million
% change from the previous period	4.4%	(12.1)%
Profit from operations	17,572 million	14,936 million	42,407 million
% change from the previous period	17.6%	(40.9)%
Recurring profit	26,176 million	14,956 million	54,685 million
% change from the previous period	75.0%	(52.8)%
Net income	16,159 million	9,291 million	27,923 million
% change from the previous period	73.9%	(53.3)%

Earnings per share	¥86.97	¥49.50	¥149.45

Notes :

1. Average number of common stock outstanding during the period :
Six months ended September 30, 2003	185,804,001 shares
Six months ended September 30, 2002	187,694,080 shares
Year ended March 31, 2003	186,338,707 shares

2. Change in accounting policies :	None

(2) Dividend information :

	Japanese yen
	Six months ended September 30,		Year ended March 31,
	2003	2002	2003
Interim dividends per share	¥30.00	¥30.00	—
Annual dividends per share	—	—	¥60.00

(3) Financial Condition :

	Japanese yen
	September 30,		March 31,
	2003	2002	2003
Total assets	¥1,251,420 million	¥1,097,263 million	¥1,094,672 million
Stockholders’ equity	980,458 million	862,904 million	865,147 million

Stockholders’ equity to total assets	78.3%	78.6%	79.0%

Stockholders’ equity per share	¥5,229.48	¥4,663.62	¥4,676.97

Notes : Total number of shares outstanding as of :

September 30, 2003	187,486,635 shares
September 30, 2002	185,029,092 shares
March 31, 2003	184,964,360 shares

Total number of treasury stock as of :

September 30, 2003	3,822,655 shares
September 30, 2002	6,280,198 shares
March 31, 2003	6,344,930 shares

2. Forecast for the year ending March 31, 2004 :

Japanese yen
Year ending March 31, 2004
Net sales	¥510,000 million
Recurring profit	56,500 million
Net income	38,000 million
Annual dividends per share	60.00
(Year-end dividends per share)	30.00

Note : Forecast for annual earnings per share:	¥202.28

With regard to the forecasts set forth above, please refer to the accompanying “Forward Looking Statements” on page 16.

BALANCE SHEETS

	Yen in millions
	September 30,		March 31,		September 30,
	2003		2003		2002
	Amount	%	Amount	%	Amount	%
Current assets :
Cash and bank deposits	¥203,935		¥208,418		¥184,843
Trade notes receivable	47,230		47,526		41,814
Trade accounts receivable	81,105		74,155		78,313
Marketable securities	3,660		14,649		14,199
Finished goods and merchandise	20,234		21,829		27,419
Raw materials	22,370		19,413		17,801
Work in process	19,839		19,838		19,406
Supplies	579		525		560
Deferred income taxes	27,535		28,592		30,378
Short-term loans	5,136		4,036		6,549
Other accounts receivable	3,306		2,737		3,206
Other current assets	1,591		1,191		779
Less allowances for doubtful accounts	(137)		(26)		(247)

Total current assets	436,383	34.9	442,887	40.5	425,025	38.7

Non-current assets :
Tangible fixed assets :
Buildings	38,291		38,924		40,949
Structures	2,358		2,451		2,577
Machinery and equipment	37,570		36,012		41,121
Vehicles	28		28		30
Tools, furniture and fixtures	9,832		9,016		9,013
Land	31,979		30,386		30,386
Construction in progress	629		650		610

Total tangible fixed assets	120,687	9.6	117,472	10.7	124,690	11.4

Intangible assets :
Patent rights and others	3,264		2,576		3,278

Total intangible assets	3,264	0.3	2,576	0.2	3,278	0.3

Investments and other assets :
Investments in securities	420,146		300,916		311,869
Investments in subsidiaries	234,188		194,160		194,160
Investments in subsidiaries other than equity securities	25,078		24,244		23,580
Long-term loans	7,898		10,456		12,334
Long-term prepaid expenses	5,726		3,935		4,336
Other investments	5,034		5,002		5,402
Less allowances for doubtful accounts	(1,034)		(1,030)		(1,465)
Less allowances for losses on investments	(5,950)		(5,950)		(5,950)

Total investments and other assets	691,086	55.2	531,736	48.6	544,268	49.6

Total non-current assets	815,037	65.1	651,785	59.5	672,238	61.3

Total assets	¥1,251,420	100.0	¥1,094,672	100.0	¥1,097,263	100.0

	Yen in millions
	September 30,		March 31,		September 30,
	2003		2003		2002
	Amount	%	Amount	%	Amount	%
Current liabilities :
Trade notes payable	—		—		¥688
Trade accounts payable	¥50,747		¥50,766		44,818
Other payables	54,313		63,600		65,862
Accrued expenses	6,947		7,571		6,892
Accrued income taxes	7,300		8,500		7,700
Deposits received	2,247		2,722		2,971
Accured bonuses	10,520		10,900		11,000
Provision for warranties	673		778		467
Provision for sales returns	169		217		247
Other notes payable	—		—		76
Other current liabilities	76		201		285

Total current liabilities	132,992	10.7	145,257	13.3	141,010	12.9

Non-current liabilities :
Deferred income taxes	69,757		15,154		19,450
Accrued pension and severance costs	66,945		67,596		72,435
Directors’ retirement allowance	921		1,176		1,122
Other non-current liabilities	347		341		340

Total non-current liabilities	137,970	11.0	84,267	7.7	93,348	8.5

Total liabilities	270,962	21.7	229,525	21.0	234,358	21.4

Stockholder’s equity
Common stock	115,703	9.2	115,703	10.5	115,703	10.5
Additional paid-in capital	192,555	15.4	185,838	17.0	185,838	16.9

Retained earnings:
Legal reserves	17,207		17,206		17,206
Reserve for special depreciation	2,392		3,148		3,148
Reserve for research and development	1,000		1,000		1,000
Reserve for dividends	1,000		1,000		1,000
Reserve for retirement benefits	300		300		300
Reserve for overseas investments	1,000		1,000		1,000
General reserve	487,828		469,828		469,828
Unappropriated retained earnings	22,712		29,421		16,339

Total retained earnings	533,439	42.6	522,904	47.8	509,822	46.5

Net unrealized valuation gain on other securities	170,104	13.6	92,735	8.5	103,099	9.4
Common stock in treasury, at cost	(31,343)	(2.5)	(52,033)	(4.8)	(51,559)	(4.7)

Total stockholders’ equity	980,458	78.3	865,147	79.0	862,904	78.6

Total liabilities and stockholders’ equity	¥1,251,420	100.0	¥1,094,672	100.0	¥1,097,263	100.0

STATEMENTS OF INCOME

	Yen in millions
	Six months ended September 30,				Increase (Decrease)	Year ended March 31,
	2003		2002			2003
	Amount	%	Amount	%	%	Amount	%
Recurring profit and loss :
Operating income and expenses :
Net sales	¥237,808	100.0	¥227,798	100.0	4.4	¥482,834	100.0
Cost of sales	187,351	78.8	180,896	79.4	3.6	374,225	77.5
Selling, general and administrative expenses	32,885	13.8	31,966	14.0	2.9	66,201	13.7

Profit from operations	17,572	7.4	14,936	6.6	17.6	42,407	8.8

Non-operating income and expenses :
Non-operating income :
Interest and dividend income	8,031	3.4	4,469	2.0	79.7	13,472	2.8
Other non-operating income	2,356	1.0	1,901	0.8	23.9	6,105	1.2

Total non-operating income	10,387	4.4	6,370	2.8	63.0	19,577	4.0

Non-operating expenses :
Interest expense	2	0.0	1	0.0	17.8	19	0.0
Foreign currency transaction losses, net	273	0.1	5,128	2.3	(94.7)	4,650	1.0
Other non-operating expenses	1,508	0.7	1,220	0.5	23.6	2,631	0.5

Total non-operating expenses	1,783	0.8	6,350	2.8	(71.9)	7,300	1.5

Recurring profit	26,176	11.0	14,956	6.6	75.0	54,685	11.3

Non-recurring gain and loss :
Non-recurring gain	204	0.1	6,311	2.7	(96.8)	7,230	1.5
Non-recurring loss	506	0.2	6,636	2.9	(92.4)	13,339	2.7

Income before income taxes	25,874	10.9	14,632	6.4	76.8	48,576	10.1
Income taxes – current	7,820	3.3	5,440	2.4	43.7	13,046	2.7
Income taxes – deferred	1,895	0.8	(99)	(0.1)	—	7,605	1.6

Net income	16,159	6.8	9,291	4.1	73.9	27,923	5.8

Unappropriated retained earnings brought forward from the previous year	6,553		7,048			7,048
Net realized loss on treasury stock, at cost	—		0			0
Interim dividends	—		—			5,550

Unappropriated retained earnings at end of period	¥22,712		¥16,339			¥29,421

1. Summary of significant accounting policies :

(1) Valuation of securities :

  Held-to-maturity securities:                             Amortized cost method

  Investments in subsidiaries and affiliates:       Cost determined by the moving average method

  Other securities

Marketable:	Based on market price of the closing date of the interim financial period (Unrealized gains and losses on those securities are reported in the stockholders’ equity and cost is determined by the moving average method.)
Non-marketable :	Cost determined by the moving average method

(2) Valuation of derivatives instruments : Mark-to-market method

(3) Valuation of inventories :

  Finished good, merchandise and work in process :

Finished goods and work in process are stated at the lower of cost or market, the cost being determined by the average method. Merchandise are stated at the lower of cost or market, the cost being determined by the last purchase method.

  Raw materials and supplies :

Raw materials and supplies, except those for telecommunications equipment, are valued at the lower of cost or market, the cost being determined by the last purchase method.

Raw materials for telecommunications equipment are valued at the lower of cost or market, the cost being determined by the first-in, first-out method.

(4) Depreciation of fixed assets :

  Tangible fixed assets :

Depreciation is computed at rates based on the estimated useful lives of assets using the declining balance method.

The principal estimated useful lives are as follows:

Building and structures	2 to 25 years
Machinery and equipment, and Tools, furniture and fixtures	2 to 10 years

  Intangible fixed assets :

Amortization is computed at rates based on the estimated useful lives of assets using the straight-line method.

(5) Accounting for allowance and accruals :

  Allowances for doubtful accounts :

Allowances for doubtful accounts are provided at an estimated amount of the past actual ratio of losses on bad debts. Certain allowances are provided for estimated uncollectible receivables.

  Allowances for impairment losses on securities :

Allowances for impairment losses on securities are provided at an estimated uncollectible amount of investments in subsidiaries or affiliates.

  Accrued bonuses :

Accrued bonuses are provided based upon the amounts expected to be paid which is determined by actual payment of previous year.

  Accrued pension and severance costs :

Pension and severance costs are recognized based on projected benefit obligation and plan assets at the year end.

Past service liability is amortized over estimated average remaining service period of employees (18 years) by using the straight-line method.

Actuarial gains or losses are amortized over estimated average remaining service period of employees (18 years) by using the straight-line method following the year incurred.

(6) Translation of assets and liabilities denominated in foreign currencies into Japanese yen :

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

(7) Lease transactions :

Finance lease other than those which are deemed to transfer the ownership of leased assets to lessees are accounted for by the method similar to that applicable to an ordinary operating lease.

(8) Consumption taxes are separately identified from each transaction.

2. Notes to the balance sheets :

	Yen in millions
	September 30, 2003	March 31, 2003	September 30, 2002
(1) Accumulated depreciation of tangible fixed assets	¥309,323	¥312,256	¥302,450

(2) Time deposit pledged as collateral	¥54,121	¥56,368	¥57,504

(3) Discounted trade notes receivable	—	¥16	¥31

(4) Guarantee	¥75,554	¥22,844	¥42,449

3. Notes to the statements of income :

(1) Major items in non-recurring gain and loss :

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2003	2002	2003
1) Non-recurring gain :
Gain on disposal of tangible fixed assets	¥204	¥148	¥365
Reversal of allowance for doubtful accounts	¥0	¥5,999	¥6,651

2) Non-recurring loss :
Loss on disposal of tangible fixed assets	¥472	¥422	¥1,205
Loss on devaluation of investment in securities	¥27	¥194	¥6,180
Provision for losses on investment in subsidiary	—	¥5,950	¥5,950

(2) Depreciation and amortization :

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2003	2002	2003
Tangible fixed assets	¥11,911	¥13,443	¥28,357
Intangible assets	¥834	¥1,056	¥2,168

4. Note for marketable securities:

Market value for investment in subsidiaries and affiliates:

	Yen in millions
	Carrying Amount	Market value	Difference
Investment in subsidiaries	¥57,174	¥176,929	¥119,755
Investment in affiliates	¥6,541	¥21,322	¥14,781

October 28, 2003

To whom it may concern:

Name of Company listed:	Kyocera Corporation

Name of Representative:	Yasuo Nishiguchi
President and Director
(Code number: 6971,
The First Section of the Tokyo Stock Exchange,
The First Section of the Osaka Securities Exchange)

Person for Inquiry: Hideki Ishida
Managing Executive Officer
General Manager of Corporate Finance Division
(Tel. No.: 075-604-3500)

Notice relating to Restructuring of

Crystal Components Related Businesses of Kyocera Group

Kyocera Corporation (the “Company”) will restructure its crystal components related business by means of corporate splits undertaken with Kinseki, Limited (“Kinseki”), as announced on September 19, 2003. This is to advise you that the agreement for corporate split was approved at the Company’s Board of Directors Meeting on October 28, 2003, as described below.

[Objective of the Corporate Split]

In August 2003, the Company made Kinseki a wholly-owned subsidiary by means of a stock swap, and established a corporate structure under which the Company is able to fully support the management of Kinseki. To enhance the synergetic effects resulting therefrom, and to further boost the crystal components related business of Kyocera Group, it has been decided that Kinseki’s marketing division shall be consolidated into the marketing division of the electronic components business of the Company, and the manufacturing division of the crystal components related business of the Company shall be transferred to Kinseki.

I. Separation of Marketing Division

1. Outline of Corporate Split

(1) Schedule of Corporate Split

Meeting of Board of Directors to approve agreement for corporate split:	October 28, 2003

Execution of agreement for corporate split:	October 28, 2003

General Shareholders Meeting to approve agreement for corporate split:	The Company will not obtain approval at its General Shareholders Meeting for the corporate split in accordance with Article 374-23 (Easy Method for Corporate Split) of the Commercial Code, while Kinseki will hold a General Shareholders Meeting on November 12, 2003 (scheduled) to approve the agreement for corporate split.

Effective date of corporate split:	April 1, 2004 (scheduled)

Register of corporate split in Commercial Register:	April 1, 2004 (scheduled)

(2) Method of Corporate Split

(i)	Method of Corporate Split

“Dividing and succeeding corporate split,” in which the Company shall be the succeeding company and Kinseki, a wholly-owned subsidiary of the Company, shall be the divided company.

(ii)	Reason for Choosing Method

It has been decided that a “dividing and succeeding corporate split” is the most suitable option for the Company to succeed to the marketing division of Kinseki, which is a wholly-owned subsidiary of the Company.

(3) Allocation of Shares

There will be no allocation of shares of the Company, as Kinseki is a wholly-owned subsidiary of the Company and as the relevant corporate split adopts the “dividing” method.

(4) Amount of Capital Increase as a Result of Corporate Split, etc.

The amount of the Company’s voluntary reserve will increase in an amount equivalent to the total amount of assets to which it will succeed from Kinseki in the corporate split.

(5) Cash to be Delivered

No cash shall be delivered in the corporate split.

(6) Rights and Obligations to be Succeeded to by the Succeeding Company (the Company)

The Company will succeed to assets and rights and obligations pursuant to agreements belonging to Kinseki’s marketing division as of the effective date of the corporate split.

(7) Expectations with Respect to Performance of Debts

(i)	Divided Company (Kinseki)

Taking into consideration the amounts of assets, liabilities and net asset value of Kinseki, it is judged that there will be no problem with respect to the certainty of performance by Kinseki of its debts.

(ii)	Succeeding Company (the Company)

Taking into consideration the amounts of assets, liabilities and net asset value of the Company and the amount of assets, etc. to which the Company will succeed, it is judged that there will be no problem with respect to the certainty of performance by the Company of its debts.

(8) New Directors or Corporate Auditors of the Succeeding Company who Currently Work for the Divided Company (Kinseki)

None.

2. Content of Business to be Succeeded

(1)	Content of Business of the Marketing Division of the Crystal Components Related Business: Marketing division of crystal components

(2)	Performance of the Marketing Division of the Crystal Components Related Business of Kinseki for the Fiscal Year ended March 31, 2003

(Yen in millions)

	Marketing Division of Crystal Components Related Business (a)	The Company’s performance for the year ended March 31, 2003 (b)	Percentage (a/b)
Net Sales	27,640	482,834	5.7%
Gross Profit	1,838	108,609	1.7%
Profit from Operations	(658)	42,407	—
Recurring Profit	(432)	54,685	—

(3) Assets and Liabilities to be Transferred and Amounts thereof (as of September 30, 2003)

(Yen in millions)

Assets		Liabilities
Item	Book Value	Item	Book Value
Current Assts	0	Current Liabilities	0
Fixed Assets	17	Fixed Liabilities	0
Other Investments, etc.	0
Total	17	Total	0

II. Separation of Manufacturing Division

1. Outline of Corporate Split

(1) Schedule of Corporate Split

Meeting of Board of Directors to approve agreement for corporate split:	October 28, 2003

Execution of agreement for corporate split:	October 28, 2003

General Shareholders Meeting to approve agreement for corporate sprit:	Both the Company and Kinseki will undertake the corporate split without approval of their respective General Shareholders Meetings in accordance with Articles 374-22 and 374-23 (Easy Method for Corporate Split), respectively.

Effective date of corporate split:	April 1, 2004 (scheduled)

Register of corporate split in Commercial Register:	April 1, 2004 (scheduled)

(2) Method of Corporate Split

(i)	Method of Corporate Split

“Dividing and succeeding corporate split”, in which the Company will be the divided company and Kinseki, a wholly-owned subsidiary of the Company, will be the succeeding company.

(ii)	Reason for Choosing Method

It has been decided that a “dividing and succeeding corporate split” is the most suitable option for consolidation of the manufacturing division of the Company’s crystal components related business with Kinseki, a wholly-owned subsidiary of the Company, in which the shares issued by Kinseki shall be allocated to the Company.

(3) Allocation of Shares

(i)	Allocation Ratio of Shares

One share to be issued by Kinseki in the corporate split shall be allocated to the Company.

(ii)	The Basis of Calculation of Allocation Ratio

Kinseki is a wholly-owned subsidiary of the Company and, as a result, all shares to be issued in the corporate split (using the dividing and succeeding corporate split method) will be allocated to the Company. Accordingly, the Company will succeed to all assets and liabilities of Kinseki at their book value. As a result of the corporate split, there will be no change in the Company’s net asset value regardless of the number of shares to be allocated by Kinseki to the Company because the amount of the difference between assets and liabilities of Kinseki to which the Company will succeed will be equivalent to the amount of increase in the amount of Company’s investments in subsidiaries. In the light of the above, the Company and Kinseki have discussed and determined that the one share of Kinseki shall be issued and allocated to the Company.

(4) Cash to be Delivered

No cash shall be delivered in the corporate split.

(5) Rights and Obligations to be Succeeded to by the Succeeding Company (Kinseki)

Kinseki will succeed to assets and liabilities and rights and obligations belonging to the manufacturing division of the Company’s crystal parts related business pursuant to agreements as of the effective date of the corporate split.

(6) Expectations with Respect to Performance of Debts

(i)	Divided Company (the Company)

Taking into consideration the amounts of assets, liabilities and net asset value of the Company, it is judged that there will be no problem with respect to the certainty of performance by the Company of its debts.

(ii)	Succeeding Company (Kinseki)

Taking into consideration the amounts of the assets, liabilities and net asset value of Kinseki and the amounts of assets, liabilities and net asset value, etc. to which Kinseki will succeed, it is judged that there will be no problem with respect to the certainty of performance by Kinseki of its debts.

(7) New Directors or Corporate Auditors of the Succeeding Company (Kinseki)

Not yet decided.

2. Content of Business to be Divided

(1)	Content of the Manufacturing Division of the Crystal Components Related Business:

Development and manufacturing division of crystal components

(2)	Performance of the Manufacturing Division of the Crystal Components related Business of the Company for the fiscal year ended March 31, 2003:

Net sales of the Company derived from its crystal components related business for the fiscal year ended March 31, 2003 were approximately 15 billion yen, representing approximately 3% of the total net sales of the Company in the amount of 482,834 million yen for the same period.

(3)	Assets and Liabilities to be Transferred and Amounts thereof (as of September 30, 2003):

(Yen in millions)

Assets		Liabilities
Item	Book Value	Item	Book Value
Current Assets	1,887	Current Liabilities	1,946
Fixed Assets	1,847	Fixed Liabilities	0
Other Investments, etc.	891
Total	4,625	Total	1,946
*	As of September 30, 2003, the amount of assets to be succeeded (4,625 million yen) represented 0.37% of the total asset value of the Company (1,251,420 million yen) as of the same date.

III. Status of the Company after Corporate Splits

1.	There will be no change in the corporate name, content of businesses, location of headquarters, names of representatives, amount of capital or fiscal year end, in connection with the corporate split.

2.	Total Assets

As a result of the corporate splits, there will be an increase in the amount of the Company’s assets in an amount equivalent to the amount of assets to which the marketing division of the Company will succeed from Kinseki and a decrease in the amount of the Company’s assets in an amount equivalent to the amount of liabilities to be assumed by Kinseki with the Company’s manufacturing division.

3.	Impact on Company’s Performance

The effective date of the corporate split will be April 1, 2004, and accordingly, there will be no impact from the corporate split on the forecasted performance of the Company for the fiscal year ending March 31, 2004.

IV. Outlines of Parties to the Corporate Split (as of September 30, 2003)

(1) Name	Kyocera Corporation	Kinseki, Limited
(2) Principal Businesses	— Fine Ceramics Group — Electronic Device Group — Equipment Group — Others	— Electronic components, consisting mainly of artificial crystal related products
(3) Date of Incorporation	April, 1959	August, 1950
(4) Location of Headquarters	Fushimi-ku, Kyoto	Komae-shi, Tokyo
(5) Representatives	Yasuo Nishiguchi President and Director	Isao Kishimoto President and Director
(6) Capital Amount	115,703 million yen	16,317 million yen
(7) Number of Shares Issued and Outstanding	191,309,290 shares (out of which 3,822,655 shares are treasury stock)	35,172,042 shares
(8) Shareholders’ Equity	980,458 million yen	37,775 million yen
(9) Total Assets	1,251,420 million yen	51,737 million yen
(10) Fiscal Year End	March 31	March 31
(11) Number of Employees	13,678	178
(12) Principal Suppliers and Customers	Suppliers:	Suppliers:
	Matsushita Electric Industrial Co., Ltd. Mitsui & Co., Ltd. Sony Corp.	Kyocera Corp. Toyo Dempa Co., Ltd. Asahi Kasei Microsystems, Co., Ltd.
	Customers:	Customers:
	Fujitsu Ltd. Hitachi, Ltd. NEC Corp.	Matsushita Electric Industrial Co., Ltd. Sony Corp. Toshiba Corp. Hitachi, Ltd.

(13) Principal Shareholders and Their Shareholding Ratios	Japan Trustee Services Bank, Ltd. (Trust Account) 8.61% The Master Trust Bank of Japan, Ltd. (Trust Account) 4.57% The Bank of Kyoto, Ltd. 3.77% Kazuo Inamori 3.56% UFJ Trust Bank, Ltd. 2.95%	Kyocera Corp. 100.00%
(14) Principal Banks	The Bank of Kyoto, Ltd. UFJ Bank Ltd.	Mizuho Corporate Bank, Ltd. Sumitomo Mitsui Banking Corp
(15) Relationship between the Parties	Capital Relationship	Kinseki is a wholly-owned subsidiary of the Company.
	Personnel Relationship	The Company forwards Directors and Corporate Auditors to Kinseki. It also seconds employees to Kinseki.
	Trades between the Parties	Manufacture, marketing and development of crystal parts.

(16) Performance in Most Recent Three Fiscal Years

(Yen in millions, except per share amounts)

	Kyocera Corporation (100% parent company)			Kinseki, Limited (wholly-owned subsidiary)
Fiscal Year	Ended March 31, 2001	Ended March 31, 2002	Ended March 31, 2003	Ended March 31, 2001	Ended March 31, 2002	Ended March 31, 2003
Net Sales	652,510	499,264	482,834	35,743	22,318	27,640
Recurring Profit (or Loss)	114,500	56,412	54,685	4,020	(2,992)	(432)
Net Income	31,398	34,475	27,923	2,351	(5,950)	(1,260)
Net Income per Share	164.98 yen	182.36 yen	149.45 yen	67.58 yen	(169.21) yen	(35.87) yen
Dividend per Share	60.00 yen	60.00 yen	60.00 yen	10.00 yen	3.00 yen	3.00 yen
Shareholders Equity per Share	4,675.06 yen	4,652.07 yen	4,676.97 yen	1,308.39 yen	1,123.44 yen	1,085.69 yen